ANNUAL REPORT

For the fiscal year ended December 31, 2021

Doofus Corporation

021-344061
(Securities and Exchange Commission File Number)

Delaware	**37-1836035**
(State of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Hardturmstrasse 161, 8005 Zurich
Switzerland
(Address of Principal Executive Offices)

+41 44 551 00 05
(Telephone Number)

The number of shares of common stock outstanding as of December 31, 2021 was 513,250,000.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

- the ability of our products to attract and retain users and increase their level of engagement;
- our plans regarding health and safety and our other top priorities, including our expectations regarding the impact on our reporting metrics, policies and enforcement;
- our ability to develop new products, product features and services, improve our existing products and services, and increase the value of our products and services;
- our business strategies, plans and priorities, including our plans for growth and hiring, investment in our research and development efforts, and our plans to scale capacity and enhance capability and reliability of our infrastructure, including capital expenditures relating to infrastructure;
- our work to increase the stability, performance, development velocity and scale of our products;
- our ability to provide content from third parties, including our ability to secure content on terms that are acceptable to us;
- our expectations regarding our user growth and growth rates and related opportunities;
- our ability to increase our revenue and our revenue growth rate;
- our ability to monetize and improve monetization of our products and services;
- our future financial performance, including revenue, cost of revenue, operating expenses, including stock-based compensation and income taxes;
- our expectations regarding certain deferred tax assets and fluctuations in our tax expense and cash taxes;
- the impact of privacy and data protection laws and regulations;
- the impact of content-related legislation or regulation;
- our expectations on future litigation or the decisions of the courts;
- the effects of trends on our results of operations;
- the impact of our future transactions and corporate structuring on our income and other taxes;
- the sufficiency of our cash, cash equivalents and short-term investments together with cash generated from operations to meet our working capital and capital expenditure requirements;
- our ability to timely and effectively develop, invest in, scale and adapt our existing technology and network infrastructure;
- our ability to successfully acquire and integrate companies and assets; and
- our expectations regarding international operations and foreign exchange gains and losses.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results, cash flows or prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

PART I

Item 1. Business

Overview

Doofus is a technology company.

Products and Services

We are a multinational business that builds and operates technology-related products and services, which include content distribution and sharing, digital assets, fintech, risk management, search, and online verification.

Competition

Our business environment is characterized by rapid technological changes, frequent product innovation and the continuously evolving preferences and expectations of internet users. We face significant competition in every aspect of our business, including from content providers and content platforms. We also compete to attract, engage and retain the users of such content. We have seen escalating competition for engaging content and expect this trend to continue. We also compete to attract and retain talented employees, especially software engineers, designers, marketers and product managers. We will continue to compete with the following companies for users' attention:

- Companies that offer products that enable people to create and share ideas, videos and other content and information. These offerings include, for example, Alphabet (including Google and YouTube), Facebook (including Instagram and WhatsApp), Microsoft (including LinkedIn), Snapchat, TikTok, and Verizon Media Group, as well as largely regional social media and messaging companies that have strong positions in particular countries (including WeChat, Kakao, and Line). Although we often seek differentiated content, we face competition for content rights from other digital distributors and traditional providers, which may limit our ability to secure such content on economic and other terms that are acceptable to us in the future.
- Companies that offer advertising inventory and opportunities to advertisers.
- Companies that develop applications, particularly mobile applications, that create, syndicate and distribute content across internet properties.
- Traditional, online, and mobile businesses that enable people to consume content.

As we introduce new products and services, as our existing products and services evolve, or as other companies introduce new products and services, we may become subject to additional competition.

Our industry is evolving rapidly and is highly competitive. See the sections titled "Risk Factors — If we are unable to compete effectively, our business and operating results could be harmed." and "Risk Factors — We depend on highly skilled personnel to operate and grow our business. If we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively."

Technology, Research and Development

Doofus will be composed of a collection of core, scalable and distributed products and services that will be built from proprietary and open-source technologies. These systems will be capable of delivering information, including images and video, to millions of people a day in an efficient and reliable way. We will continue to invest in our existing products and services, as well as develop new products and services through research and product development. We will also continue to invest in protecting the safety, security, and integrity of our products and services by investing in both people and technology, including artificial intelligence.

Sales and Marketing

We use marketing campaigns to help drive audiences to our platforms and we will continue to highlight our value propositions for users across all our brands.

Intellectual Property

We seek to protect our intellectual property rights by relying on federal, state and common law rights in the US and other countries, as well as contractual restrictions. We enter into confidentiality and intellectual property assignment agreements with all our directors, officers, employees and consultants, and confidentiality agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information and proprietary technology. In addition to these contractual arrangements, we may also rely on a combination of trademarks, trade dress, domain names, copyrights, trade secrets and patents to help protect our brand and our other intellectual property.

Government Regulation

We are subject to a number of US federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, security, rights of publicity, content regulation, data localization, intellectual property, competition, protection of minors, consumer protection, credit card processing, taxation, or other subjects. Many laws and regulations impacting our business are being proposed, are still evolving or are being tested in courts and could be interpreted and applied in a manner that is inconsistent from country to country and inconsistent with our current policies and practices and in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate.

With regard to privacy, data protection and security, we are subject to a variety of federal, state and foreign laws and regulations. For example, the California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, requires covered companies to, among other things, provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of certain sales of personal information. Similar legislation has been proposed or adopted in other states. Additionally, a new California ballot initiative, the California Privacy Rights Act (CPRA), was passed in November 2020. The CPRA creates obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. Aspects of the CCPA, the CPRA and these other state laws and regulations, as well as their interpretation and enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. Foreign data protection, privacy, security, consumer protection, content regulation and other laws and regulations are often more restrictive or burdensome than those in the US. For example, the General Data Protection Regulation, or the GDPR, imposes stringent operational requirements for entities processing personal information and significant penalties for non-compliance. There are also a number of legislative proposals pending before the US Congress, various state legislative bodies and foreign governments concerning content regulation and data protection that could affect us.

People may be restricted from accessing our products and services from certain countries, and other countries may have intermittently restricted access to our products and services. For example, our products and services may not be directly accessible in some countries or may be blocked, and some content may be blocked. It is possible that governments may seek to restrict access to or block our products and services, censor content available through our products and services, or impose other restrictions that may affect the accessibility or usability of our products and services for an extended period of time or indefinitely, including because of our decisions with respect to the enforcement of our guidelines. For instance, some countries have enacted laws that allow websites to be blocked for hosting certain types of content.

For additional information, see the section titled “Risk Factors — Our business is subject to complex and evolving US and foreign laws and regulations. These laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth, user engagement, or otherwise harm our business.”

Seasonality

Spending is traditionally strongest in the fourth quarter of each year. Historically, this seasonality in spending will affect our quarterly results, with higher sequential revenue growth from the third quarter to the fourth quarter compared to sequential revenue from the fourth quarter to the subsequent first quarter.

Human Capital

We believe the depth of our workforce is critical to our success as we strive to become a leading technology company. Our key human capital management objectives are to attract, retain, and develop the talent we need to deliver on our commitment to assist the public in a fair, safe and responsible way by offering outstanding products and services. Examples of our key programs and initiatives that are focused to achieve these objectives include:

- a flexible and decentralized work environment;
- a pay-for-performance culture; and
- health and wellness.

Corporate Information

We were incorporated in Delaware on August 29, 2016. Our principal executive offices are located at Hardturmstrasse 161, 8005 Zurich, Switzerland, and our telephone number is +41 44 551 00 05.

Available Information

Our website is located at https://www.doofus.xyz. Copies of our annual and quarterly reports are available, free of charge, on our website as soon as reasonably practicable. The SEC also maintains a website that contains our SEC filings at https://www.sec.gov. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings and press and earnings releases, on our website. We have used, and intend to continue to use, our website as means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Further corporate governance information, including our certificate of incorporation, bylaws, corporate governance guidelines, board committee charters, and code of ethics and business conduct, is also available on our website under the heading “Documents.” The contents of our website are not intended to be incorporated by reference into this Annual Report or in any report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

Investing in our shares of common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks occurs, our business, financial condition, operating results, cash flows and prospects could be materially and adversely affected. In that event, the perceived value of our common stock could decline, and you could lose part or all of your investment.

Risk Factor Summary

Our business operations are subject to numerous risks and uncertainties, including those outside of our control, that could cause our business, financial condition, or operating results to be harmed, including risks regarding the following:

Business and Operational Factors

- failure to attract, retain and increase customers and content partners;
- competition in our industry;
- our prioritization of the long-term health of our service and product innovation;
- our ability to establish, maintain and promote our products and brands;
- our ability to attract new users or generate revenue with new products, product features, services and initiatives and changes to existing products, services and initiatives;
- our ability to hire, retain and motivate highly skilled personnel;
- the interoperability of our products and services across third-party services and systems;
- actual or perceived security breaches, as well as errors, vulnerabilities or defects in our software and in products of third-party providers;
- our international operations;
- our past operating losses and any inability to maintain profitability or accurately predict fluctuations in the future;
- our reliance on assumptions and estimates to calculate certain key metrics;
- catastrophic events and interruptions by man-made problems;

Intellectual Property and Technology

- our ability to scale our existing technology and infrastructure;
- our failure to protect our intellectual property rights;
- our use of open-source software;
- future litigation related to intellectual property rights;

Regulatory and Legal

- complex and evolving United States ("US") and foreign laws and regulations;
- regulatory investigations and adverse settlements;
- lawsuits or liability as a result of content published through our products and services;
- our ability to maintain an effective system of disclosure controls and internal control over financial reporting;

Financial and Transactional Risks

- our ability to make and successfully integrate acquisitions and investments or complete divestitures;
- our debt obligations;
- our tax liabilities;
- our ability to use our net operating loss carryforwards;
- the impairment of our goodwill or intangible assets;

Governance Risks and Risks Related to Ownership of our Capital Stock

- provisions of Delaware law and our certificate of incorporation and bylaws could impair a takeover attempt if deemed undesirable by our board of directors;
- the perceived value of our common stock;
- failure to return capital to our stockholders; and
- securities or industry analysts' recommendations regarding our common stock.

Business and Operational Factors

If we fail to attract and increase customers and content partners ("users"), our revenue, business and operating results may be harmed.

Our users and their level of engagement are critical to our success and our long-term financial performance will be significantly determined by our success in increasing the growth rate of our customer base. Our customer growth rate may fluctuate over time, and it may slow or decline. We will generate a substantial majority of our revenue based upon subscriptions. A number of factors may affect and could potentially negatively affect customer growth, including if:

- we are unable to convince users of the value and usefulness of our products and services;
- there is a decrease in the perceived quality, usefulness, trustworthiness or relevance of the content generated by users;
- there are concerns related to communication, privacy, data protection, safety, security, spam, manipulation or other hostile or inappropriate usage or other factors;
- our users terminate their relationships with us or do not renew their subscriptions or agreements on economic or other terms that are favorable to us;
- we fail to introduce new and improved products or services or if we introduce new or improved products or services that are not favorably received or that negatively affect user engagement;
- technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise affect users' experiences on our products or with our services;
- users have difficulty installing, updating, or otherwise accessing our products or services on mobile and other devices as a result of actions by us or third parties that we rely on to distribute our products and deliver our services;
- changes in our products or services that are mandated by, or that we elect to make or to address, laws (such as the General Data Protection Regulations (GDPR)) or legislation, inquiries from legislative bodies, regulatory authorities or litigation (including settlements or consent decrees) adversely affect our products or services;
- we fail to provide adequate customer service; or
- we do not maintain our brand image or reputation.

If we are unable to increase our user base or engagement, or if these metrics decline, our products and services could be less attractive to users, which would have a material and adverse impact on our business, financial condition, and operating results.

If we are unable to compete effectively, our business and operating results could be harmed.

We may face intense competition for users to use our products and services. We may compete for users against a variety of social content and networking platforms, messaging companies, media companies and other companies, some of which have greater financial resources, larger audiences or more established relationships and reputations. New or existing competitors may draw users towards their products or services and away from ours by introducing new products or product features, including products or product features similar to those we offer, investing their greater resources in customer acquisition efforts, or otherwise developing products or services that users choose to engage with rather than ours, any of which could decrease customer acquisition and growth, and negatively affect our business.

We may also compete with respect to content generated by our users. We may not establish and maintain relationships with users or our users may choose to publish content on other platforms, and if they cease to utilize our platforms or decrease their use of our platforms, then our customer base and subscription revenue may decline.

We believe that our ability to compete effectively for users depends upon many factors both within and beyond our control, including:

- the popularity, usefulness, ease of use, performance and reliability of our products and services compared to those of our competitors, as well as our reputation and brands, and our ability to adapt to continuously evolving preferences and expectations of users;
- the volume, quality and timeliness of content generated on our platforms;
- the timing and market acceptance of our products and services;
- the prominence of our applications in application marketplaces and of our content in search engine results, as well as those of our competitors;
- our ability, in and of itself, and in comparison to the ability of our competitors, to develop new products and services and enhancements to existing products and services, and to maintain the reliability and security of our products and services as usage increases globally;
- changes mandated by, or that we elect to make to address legislation, regulatory authorities or litigation, including settlements, antitrust matters, consent decrees and privacy regulations, some of which may have a disproportionate effect on us compared to our competitors; and
- the adoption and monetization of our products and services in the US and internationally.

Additionally, in recent years, there have been significant acquisitions and consolidation by and among our actual and potential competitors. We anticipate this trend of consolidation will continue, which will present heightened competitive challenges for our business. Acquisitions by our competitors may result in reduced functionality of our products and services.

If we are not able to compete effectively for users, our business and operating results would be materially and adversely impacted.

Our prioritization on the long-term health of our products and services, and on product innovation may adversely impact our short-term operating results.

We believe that our long-term success depends on our ability to attract, maintain and improve the content offered on our platforms. We have made this one of our top priorities and will focus our efforts on the quality of such content, including by devoting substantial internal resources to our strategy.

We may make active decisions to prioritize long-term initiatives over near-term product innovations and improvements that may affect our short-term health. These decisions may not be consistent with the short-term expectations of our users or investors and may not produce the long-term benefits that we anticipate, in which case our customer base and our relationships with users, and our business and operating results, could be harmed.

We encourage our employees to swiftly develop and launch new and innovative products, product features and services. We focus on improving the experience for users using our products and services, which includes protecting their privacy, and on developing new and improved products and services for users on our platforms. We prioritize innovation and the experience for users on our platforms over short-term operating results. We may frequently make product, product feature and service decisions that could reduce our short-term operating results if we believe that the decisions are consistent with our goals to improve the experience for users, which we believe will improve our operating results over the long term. Our decisions to invest in the long-term health of our services and on product innovation rather than short-term results may not produce the long-term benefits that we expect, in which case our customer base and our relationships with users, and our business and operating results, could be adversely impacted and may not be consistent with the expectations of investors, which could have a negative effect on the perceived value of our common stock.

If we are unable to establish, maintain and promote our brands, our business and operating results may be harmed.

We believe that promoting and growing our brands is critical to increasing users. Maintaining and promoting our brands will depend largely on our ability to continue to provide timely, useful, reliable and innovative products and services with a focus on a positive experience on our platforms, which we may not do successfully. We may introduce new products, features, services, or terms of service that users do not like, which may negatively affect our brands. Additionally, the actions of users may affect our brands if users do not have a positive experience using our platforms' content. We may also experience media, legislative or regulatory scrutiny of our decisions regarding privacy, data protection, security, content and other issues, which may adversely affect our reputation and brands. Our brands may also be negatively affected by third parties obtaining control over users' accounts or by other security or cybersecurity incidents. Maintaining and enhancing our brands may require us to make substantial investments which may not achieve the desired goals.

Additionally, we and our executive leadership may receive unavoidable media coverage. Negative publicity about our Corporation or executives, including about the quality and reliability of our products or of content provided on our platforms, changes to our products, policies and services, our privacy, data protection, policy enforcement and security practices (including actions taken or not taken with respect to certain content or reports regarding government surveillance), litigation, regulatory activity, the actions of certain users (including actions taken by users on our platforms or the dissemination of information that may be viewed as undesirable, misleading or manipulative), even if inaccurate, could adversely affect our reputation. Such negative publicity and reputational harm could adversely affect users and their confidence in, and loyalty to, our platforms and result in decreased revenue or increased costs to restore our brands, which would adversely impact our business, financial condition and operating results.

Our new products, product features, services and initiatives and changes to existing products, services and initiatives could fail to attract new users or generate revenue.

Our industry is subject to rapid and frequent changes in technology, evolving user demands and the frequent introduction by our competitors of new and enhanced offerings. We must constantly assess the environment in which we operate and determine whether we need to improve or re-allocate resources amongst our existing products and services or create new ones (independently or in conjunction with third parties). Our ability to attract users and increase our user base and generate revenue will depend on those decisions. We may introduce significant changes to our existing products and services or develop and introduce new and unproven products and services, including technologies with which we have little or no prior development or operating experience. If new or enhanced products, product features or services fail to engage users, we may fail to attract or retain users or to generate sufficient revenue or operating profit to justify our investments, and our business, financial condition and operating results would be adversely impacted.

We depend on highly skilled personnel to operate and grow our business. If we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.

Our future success and strategy will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled personnel, including senior management, engineers, designers, product managers and marketers. We depend on contributions from our employees and, in particular, our senior management team, to execute efficiently and effectively. We have employment agreements with all members of our senior management and other employees. We do not maintain key person life insurance for any employee. We also face significant competition for employees in Zurich, Switzerland (where our headquarters are located) for engineers, designers, product managers and marketers from other technology startups and high-growth companies, which include both publicly traded and privately held companies. As a result, we may not be able to retain our existing employees or hire new employees fast enough to meet our needs.

From time to time, we may experience high voluntary erosion, and in those times the resulting influx of new leaders and other employees will require us to expend time, attention and resources to recruit and retain talent, restructure parts of our organization and train and integrate new employees. In addition, to attract and retain skilled personnel, we have to offer, and believe we will need to continue to offer, highly-competitive compensation packages. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not realize sufficient return on these investments. In addition, changes to immigration and work authorization laws and regulations can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to immigration or visa or permit laws, and regulations impair our hiring processes or projects involving personnel who are not citizens of the country where the work is to be performed. If we are not able to effectively attract and retain employees, we may not be able to innovate or execute quickly on our strategy and our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.

We also believe that our culture and core values will be a key contributor to our success and our ability to foster the innovation, creativity and teamwork we believe we need to support and grow our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts, our culture, employee morale, productivity and retention could suffer, and our business and operating results would be adversely impacted.

Our products, services, and customer retention and growth depend upon the availability of a variety of third-party services and systems and the effective interoperation with operating systems, networks, devices, web browsers and standards. We do not control all of these systems and cannot guarantee their availability, and we cannot guarantee that third parties will not take actions that harm our products or profitability.

Our products and the success of our business is dependent upon the ability of people to access the Internet and the proper functioning of the various operating systems, platforms and services upon which we rely. These systems are provided and controlled by factors outside of our control, including nation-state actors who may suppress or censor our products, and broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers and operating system providers. Any of these actors could take actions that degrade, disrupt, or increase the cost of access to our products or services, which would in turn, negatively impact our business. The adoption or repeal of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws or practices limiting Internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and adversely affect our operating results. For example, access to our products and services may be blocked in certain countries.

We also rely on other service providers to maintain reliable network systems that provide adequate speed, data capacity and security. We utilize third-party cloud computing services in connection with certain aspects of our business and operations, and any disruption of, or interference with, our use of such cloud services could adversely impact our business and operations. As the Internet continues to experience growth in the number of consumers, frequency of use and amount of data transmitted, the Internet infrastructure that we rely on may be unable to support the demands placed upon it. The failure of the Internet infrastructure that we rely on, even for a short period of time, could undermine our operations and harm our operating results.

Furthermore, these systems, devices or software or services may experience changes, bugs, or technical issues that may affect the availability of services or the accessibility of our products. We may experience service disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of users accessing our products and services simultaneously, computer viruses and denial of service or fraud or security attacks. We may experience brief service outages as a result, in part, of software misconfigurations. Additionally, although we may invest significantly to improve the capacity, capability, and reliability of our infrastructure, we may not serve traffic equally through co-located data centers that support our products and services. Accordingly, in the event of a significant issue at a data center supporting our network traffic, some of our products and services may become inaccessible to our users or our users may experience difficulties accessing our products and services. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platforms, which could significantly harm our business.

The availability of these services is also dependent upon our relationships with third parties, which may change, including if they change their terms of service or policies that diminish the functionality of our products and services, make it difficult for users to access our products and services, impose fees related to our products or services or give preferential treatment to competitive products or services, could adversely affect usage of our products and services. Additionally, some mobile carriers may experience infrastructure issues due to natural disasters, which may cause deliverability errors or poor-quality communications with our products. Because most users may access our products and services through mobile devices, we are particularly dependent on the interoperability of our products and services with mobile devices and operating systems in order to deliver our products and services. We also may not be successful in developing relationships with key participants in the mobile industry or in developing products or services that operate effectively with these operating systems, networks, devices, web browsers and standards. Furthermore, if the number of platforms for which we develop our product expands, it will result in an increase in our operating expenses. In order to deliver high quality products and services, it is important that our products and services work well with a range of operating systems, networks, devices, web browsers and standards that we do not control. Any such errors, regardless of whether caused by our infrastructure or that of the service provider, may result in the loss of our users or may make it difficult to attract new users to our platforms. In the event that it is difficult for users to access and use our products and services, particularly on their mobile devices, our customer growth could be harmed, and our business and operating results could be adversely impacted.

Our products may contain errors, or our security measures may be breached, resulting in the exposure of private information. Our products and services may be subject to attacks that degrade or deny the ability of users to access our products and services. These issues may result in the perception that our products and services are not secure, and users may curtail or stop using our products and services and our business and operating results could be harmed.

Our products and services involve the storage and transmission of users' information, and security incidents, including those caused by unintentional errors and those intentionally caused by third parties, may expose us to a risk of loss of this information, litigation, increased security costs and potential liability. We and our third-party service providers may experience cyber-attacks of varying degrees on a regular basis. We expect to incur significant costs in an effort to detect and prevent security breaches and other security-related incidents, and we may face increased costs in the event of an actual or perceived security breach or other security-related incident. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, our users may be harmed, lose trust and confidence in us, decrease the use of our products and services, or stop using our products and services in their entirety. We may also incur significant legal and financial exposure, including legal claims, higher transaction fees and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation, and operating results. While our insurance policies may include liability coverage for certain of these matters, if we experienced a significant security incident, we could be subject to liability or other damages that exceed our insurance coverage.

Our products and services incorporate complex software, and we encourage employees to quickly develop and help us launch new and innovative features. Our software, including any open-source software that is incorporated into our code, may now or in the future, contain errors, bugs, or vulnerabilities that may only be discovered after the product or service has been released. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users who use

our products, delay product introductions or enhancements, result in targeting, measurement, or billing errors, compromise our ability to protect the data of our users and our intellectual property, or lead to reductions in our ability to provide some or all of our services. Any errors, bugs or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of users and revenue, or liability for damages or other relief sought in lawsuits, regulatory inquiries, or other proceedings, any of which could adversely impact our business and operating results.

Our products operate in conjunction with, and we are dependent upon, third-party products and components across a broad ecosystem. If there is a security vulnerability, error, or other bug in one of these third-party products or components, and if there is a security exploit targeting them, we could face increased costs, liability claims, reduced revenue, or harm to our reputation or competitive position. The natural sunsetting of third-party products and operating systems that we use requires that our infrastructure teams reallocate time and attention to migration and updates, during which period potential security vulnerabilities could be exploited. We may also work with third-party vendors to process credit card payments by our users and are subject to payment card association operating rules.

Unauthorized parties may also gain access to passwords without attacking our platforms directly and, instead, access users' accounts by using credential information from other recent breaches, using malware on victim devices that are stealing passwords for all sites, or a combination of both. In addition, some of our developers or other partners, such as third-party applications to which people have given permission to access on their behalf, may receive or store information provided by us or by users on our platforms through mobile or web applications integrated with us. If these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or data of users on our platforms may be improperly accessed, used, or disclosed. Unauthorized parties may in the future obtain access to our data and data of users on our platforms. Any systems failure or actual or perceived compromise of our security that results in the unauthorized access to or release of data of users on our platforms, such as credit card data, could significantly limit the adoption of our products and services, as well as harm our reputation and brands and, therefore, our business.

Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees or users to disclose sensitive information in order to gain access to our data or data of users on our platforms, or may otherwise obtain access to such data or accounts. Since users may use our platforms to establish and maintain online identities, unauthorized communications from our users' accounts that have been compromised may damage their personal security, reputations and brand, as well as our reputation and brands. Because the techniques used to obtain unauthorized access, disable, or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

Our international operations may be subject to increased challenges and risks.

We may establish offices around the world and our products and services may be available in multiple languages. However, our ability to manage our business, monetize our products and services and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Our international operations may require and may continue to require us to invest significant funds and other resources. Operating internationally may subject us to new risks and may increase risks that we currently face, including risks associated with:

- recruiting and retaining talented and capable employees in foreign countries and maintaining our corporate culture across all of our offices;
- providing our products and services and operating across a significant distance, in different languages and among different cultures, including the potential need to modify our products, services, content and features to ensure that they are culturally relevant in different countries;
- competition from regional platforms, mobile applications and services that provide content and have strong positions in particular countries, which have expanded and may continue to expand their geographic footprint;
- differing and potentially lower levels of user growth and engagement in new and emerging geographies;
- greater difficulty in monetizing our products and services, including costs to adapt our products and services in light of the manner in which users access our platforms in such jurisdictions, such as the use of feature phones in certain emerging markets, and challenges related to different levels of Internet access or mobile device adoption in different jurisdictions;
- compliance with applicable foreign laws and regulations, including laws and regulations with respect to privacy, data protection, data localization, data security, taxation, consumer protection, copyright, spam and content, and the risk of penalties to users of our products and services and individual members of management if our practices are deemed to be out of compliance;
- actions by governments or others to restrict access to our platforms, whether these actions are taken for political reasons, in response to decisions we make regarding governmental requests or content generated by users on our platforms, or otherwise;
- longer payment cycles in some countries;
- credit risk and higher levels of payment fraud;
- operating in jurisdictions that do not protect intellectual property rights to the same extent as the US;
- compliance with anti-bribery laws including, without limitation, compliance with the Foreign Corrupt Practices Act and the United Kingdom ("UK") Bribery Act, including by our business partners;
- currency exchange rate fluctuations, as we conduct business in currencies other than US dollars but report our operating results in US dollars and any foreign currency forward contracts into which we enter may not mitigate the impact of exchange rate fluctuations;
- foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside of the US;
- political and economic instability in some countries;
- double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the US or the foreign jurisdictions in which we operate; and
- higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

If our revenue from our international operations, and particularly from our operations in the countries and regions where we have focused our spending, does not exceed the expense of establishing and maintaining these operations, our business and operating results will suffer. In addition, users may grow more rapidly than revenue in international regions where the monetization of our products and services is not as developed. Our inability to successfully expand our business, manage the complexity of our global operations, or monetize our products and services internationally, could adversely impact our business, financial condition and operating results.

We may incur significant operating losses, or we may not be able to maintain profitability or accurately predict fluctuations in our operating results from quarter to quarter.

Our annual operating results may fluctuate and as a result, our past annual operating results may not necessarily be indicators of future performance. Our operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- our ability to attract and retain users;
- the occurrence of unplanned significant events, such as natural disasters and political revolutions, as well as seasonality which may differ from our expectations;
- the pricing of our products and services, and our ability to maintain or improve revenue and margins;
- the development and introduction of new products or services, changes in features of existing products or services or de-emphasis or termination of existing products, product features or services;
- the actions of our competitors;
- increases in research and development, sales and marketing, and other operating expenses that we may incur to grow and expand our operations and to remain competitive, including stock-based compensation expense and costs related to our technology infrastructure;
- costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs;
- system failures resulting in the inaccessibility of our products and services;
- actual or perceived breaches of security or privacy, and the costs associated with remediating any such breaches;
- adverse litigation judgments, settlements or other litigation-related costs, and the fees associated with investigating and defending claims;
- changes in the legislative or regulatory environment, including with respect to security, tax, privacy, data protection or content, or enforcement by government regulators, including fines, orders or consent decrees;
- changes in reserves or other non-cash credits or charges, such as releases of deferred tax assets valuation allowance, impairment charges or purchase accounting adjustments;
- changes in our expected estimated useful life of property and equipment and intangible assets;
- fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
- changes in US generally-accepted accounting principles; and
- changes in global or regional business or macroeconomic conditions.

Given the rapidly evolving markets in which we compete, our historical operating results may not be useful to you in predicting our future operating results. Additionally, certain new revenue products or product features may carry higher costs relative to our other products, which may decrease our margins, and we may incur increased costs to scale our operations if users and engagement on our platforms increase. If we are unable to generate adequate revenue growth and to manage our expenses, we may incur significant losses in future periods and may not be able to achieve profitability.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We may calculate our number of users using internal company data that has not been independently verified. While these numbers may be based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring number of users and user engagement. For example, there may be a number of false or spam accounts in existence on our platforms. We may estimate that the average of false or spam accounts during a quarter represent a certain percentage of our users during that quarter. However, this estimate may be based on an internal review of a sample of accounts, and we may apply significant judgment in making this determination. As such, our estimation of false or spam accounts may not accurately represent the actual number of such accounts, and the actual number of false or spam accounts could be higher than we may have estimated. We will continually seek to improve our ability to estimate the total number of false or spam accounts and eliminate them from the calculation of our number of users, but we may otherwise treat multiple accounts held by a single user or organization as multiple accounts for purposes of calculating our number of users because we permit users and organizations to have more than one account. Additionally, some accounts used by organizations may be used by many users within the organization. As such, the calculations of our number of users may not accurately reflect the actual number of users or organizations using our platforms. We will regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and engagement may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. If users or investors do not perceive our metrics to be accurate representations of our total accounts or user engagement, or if we discover material inaccuracies in our metrics, our reputation may be harmed and users may be less willing to allocate their resources to our products and services, which could negatively affect our business and operating results. Furthermore, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer accurate or appropriate measures of our performance. For example, we may believe that our number of users, and its related growth, are not the best ways to measure our success against our objectives going forward. If investors, analysts, or users do not believe our reported measures, such as number of users, are sufficient, or accurately reflect our business, we may receive negative publicity and our operating results may be adversely impacted.

Our business is subject to the risks of natural disasters such as diseases, earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made problems such as terrorism.

A significant natural disaster, such as a pandemic or an earthquake, fire, flood, or significant power outage, could have a material adverse impact on our business, operating results and financial condition. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our data centers could result in lengthy interruptions in our services. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We have implemented disaster recovery programs, which allows us to move production to back-up data centers in the event of a catastrophe. Although these programs are functional, we may not serve network traffic equally from each data center, so if our primary data center shuts down, there may be a period of time that our products or services, or certain of our products or services, will remain inaccessible or people may experience severe issues accessing our products and services. We may not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made drawback could adversely impact our business, financial condition, and operating results.

Intellectual Property and Technology

Our business and operating results may be harmed by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

As users generate more content, including text, photos and videos hosted by our platforms, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, serve and analyze this content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our platforms' traffic increases. In addition, because we may lease our data center facilities, we cannot be assured that we will be able to expand our data center infrastructure to meet demand in a timely manner, or on favorable economic terms. If users are unable to access our platforms or we are not able to make content available rapidly on our platforms, users may seek other channels to obtain the information, and may not return to our platforms or use our platforms as often in the future, or at all. This would negatively impact our ability to attract new users to our platforms and decrease the frequency of users returning to our platforms. We expect to make significant investments to improve the capacity, capability and reliability of our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and infrastructure to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

We will scale the capacity of, and enhance the capability and reliability of, our infrastructure to support user growth and increased activity on our platforms. We expect that investments and expenses associated with our infrastructure will continue to grow, including the expansion and improvement of our data center operations and related operating costs, additional servers and networking equipment to increase the capacity of our infrastructure, increased utilization of third-party cloud computing and associated costs thereof, increased bandwidth costs, and costs to secure our users' data. The improvement of our infrastructure will require a significant investment of our management's time and our financial resources. If we fail to efficiently scale and manage our infrastructure, our business, financial condition, and operating results would be adversely impacted.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brands.

Intellectual property rights are important assets of our business and we seek protection for such rights as appropriate. To establish and protect our trade secrets, trademarks, copyrights and patents, we license and enter into confidentiality and intellectual property assignment agreement with our directors, officers, employees and consultants. Various circumstances and events outside of our control, however, pose threats to our intellectual property rights. We may fail to obtain effective intellectual property protection, effective intellectual property protection may not be available in every country in which our products and services are available, or such laws may provide only limited protection. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective and any of our intellectual property rights may be challenged, circumvented, infringed, or misappropriated which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business.

We rely on restrictions on the use and disclosure of our trade secrets and other proprietary information contained in agreements we sign with our directors, officers, employees and consultants to limit and control access to, and disclosure of, our trade secrets and confidential information. These agreements may be breached, or this intellectual property may otherwise be disclosed or become known to our competitors, including through hacking or theft, which could cause us to lose any competitive advantage resulting from these trade secrets and proprietary information.

We may pursue registration of trademarks and domain names in the US and in certain jurisdictions outside of the US. Effective protection of trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs, as well as the costs of defending and enforcing those rights. We may be required to protect our rights in an increasing number of countries, a process that is expensive and may not be successful, or which we may not pursue in every country in which our products and services are distributed or made available.

We may be party to agreements that grant licenses to third parties to use our intellectual property. For example, third parties may distribute their content through our platforms, or embed our content in their applications or on their platforms and make use of our trademarks in connection with their services. We have a policy intended to assist third parties in the proper use of our trademarks, and resources dedicated to enforcing this policy and protecting our brands. We will review reports of improper and unauthorized use of our brands or trademarks and may issue takedown notices or initiate discussions with the third parties to correct

the issues. However, there can be no assurance that we will be able to protect against the unauthorized use of our brands or trademarks. If the licensees of our brands or trademarks are not using our brands or trademarks appropriately and we fail to maintain and enforce our brand or trademark rights, we may limit our ability to protect our trademarks which could result in diminishing the value of our brands or in our trademarks being declared invalid or unenforceable. There is also a risk that one or more of our trademarks could become generic, which could result in such trademark being declared invalid or unenforceable.

We may also seek to obtain patent protection for some of our technologies. We may be unable to obtain patent protection for our technologies. Even if patents are issued from our patent applications, which is not certain, our patents, and any patents that may be issued in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, any patents may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them. Effective protection of patent rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights.

Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could harm our business and our ability to compete.

Also, obtaining, maintaining, and enforcing our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property would adversely impact our business, financial condition, and operating results.

Many of our products and services contain open-source software, and we may license some of our software through open-source projects, which may pose particular risks to our proprietary software, products and services, in a manner that could adversely impact our business.

We use open-source software in our products and services and will continue to use open-source software in the future. In addition, we may contribute software source code to open-source projects under open-source licenses or release internal software projects under open-source licenses in the future. The terms of many open-source licenses to which we may be subject have not been interpreted by US or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, under some open-source licenses, if we combine our proprietary software with open-source software in a certain manner, third parties may claim ownership of, or demand release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code. Such third parties may also seek to enforce the terms of the applicable open-source license through litigation which, if successful, could require us to make our proprietary software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to open-source license requirements, use of certain open-source software may pose greater risks than use of third-party commercial software, since open-source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely impact our business, financial condition and operating results.

We may face lawsuits or incur liability as a result of content published or made available through our products and services.

We may face claims relating to content that is published or made available through our products and services or third-party products or services. In particular, the nature of our business may expose us to claims related to defamation, intellectual property rights, rights of publicity and privacy, illegal content, misinformation, content regulation and personal injury offenses. The laws relating to the liability of providers of online products or services for activities of the people who use them remains somewhat unsettled, both within the US and internationally. This risk may be enhanced in certain jurisdictions outside the US where we may be less protected under local laws than we are in the US. For example, we may be subject to legislation in Germany that may impose significant fines for failure to comply with certain content removal and disclosure obligations. Other countries, including Singapore, India, Australia, and the UK, have implemented or are considering similar legislation imposing penalties for failure to remove certain types of content. We could incur significant costs investigating and defending these claims. If we incur material costs or liability as a result of these occurrences, our business, financial condition and operating results would be adversely impacted.

Regulatory and Legal

Our business is subject to complex and evolving US and foreign laws and regulations. These laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth, user engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations in the US and abroad that involve matters central to our business, including privacy, data protection, security, rights of publicity, content regulation, intellectual property, competition, protection of minors, consumer protection, credit card processing and taxation. Many of these laws and regulations are still evolving and being tested in courts. As a result, it is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent from country to country and inconsistent with our current policies and practices and in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. Additionally, the introduction of new products or services may subject us to additional laws and regulations.

From time to time, governments, regulators and others may express concerns about whether our products, services, or practices compromise the privacy or data protection rights of the users on our platforms, and others. While we endeavor to comply with applicable privacy and data protection laws and regulations, our privacy policies, and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply, may result in inquiries and other proceedings or actions against us by governments, regulators, or others. A number of proposals have recently been adopted or are currently pending before federal, state and foreign legislative and regulatory bodies that could significantly affect our business. Moreover,

foreign data protection, privacy, consumer protection, content regulation and other laws and regulations are often more restrictive or burdensome than those in the US. For example, the General Data Protection Regulation ("GDPR") in the European Union and the European Economic Area ("EU") imposes stringent operational requirements for entities processing personal information and significant penalties for non-compliance, including fines of up to €20 million or four percent of total worldwide revenue, whichever is higher. Additionally, we rely on a variety of legal bases to transfer certain personal information outside of the EU, including the EU-US Privacy Shield Framework, the Swiss-US Privacy Shield Framework, and EU Standard Contractual Clauses, or SCCs. These legal bases all have been, and may be, the subject of legal challenges and they may be modified or invalidated. This could result in us being required to implement duplicative, and potentially expensive, information technology infrastructure and business operations in Europe or could limit our ability to collect or process personal information in Europe. Any of these changes with respect to EU data protection law could disrupt our business.

Further, the UK officially left the EU in 2020 (often referred to as "Brexit"). The effect of Brexit will depend on agreements, if any, the UK makes to retain access to EU markets. Brexit creates economic and legal uncertainty in the region and could adversely affect the tax, currency, operational, legal and regulatory regimes to which our business may be subject, including with respect to privacy and data protection. Brexit may adversely affect our revenues and subject us to new regulatory costs and challenges, in addition to other adverse effects that we are unable effectively to anticipate. The UK implemented a Data Protection Act, effective in May 2018 and statutorily amended in 2019, that substantially implements the GDPR, with penalties for noncompliance of up to the greater of £17.5 million or four percent of total worldwide revenues. Brexit has, however, created uncertainty with regard to the future regulation of data protection in the UK and requirements for data transfers between the UK and the EU and other jurisdictions. For example, the EU-UK Trade and Cooperation Agreement provides for a transition period of four months, subject to a potential two-month extension, in which the European Commission will, subject to certain exceptions that may result in termination of such transition period, continue to treat the UK as if it remained an EU member state with respect to personal data transfers. The UK may thereafter be considered a "third country" under the GDPR, with transfers of personal data from the EU to the UK needing to be made pursuant to GDPR-compliant safeguards unless the European Commission adopts an adequacy decision with respect to the UK. With substantial uncertainty over the interpretation and application of how the UK will approach and address the GDPR following the transition period, we may face challenges in addressing applicable requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.

Legislative changes in the US, at both the federal and state level, that could impose new obligations in areas such as privacy and liability for copyright infringement or content by third parties such as various Congressional efforts to restrict the scope of the protections available to online platforms under Section 230 of the Communications Decency Act, and our protections from liability for third-party content in the US could decrease or change. Additionally, recent amendments to US patent laws may affect the ability of companies, including us, to protect their innovations and defend against claims of patent infringement.

In April 2019, the EU passed the Directive on Copyright in the Digital Single Market (the EU Copyright Directive), which expands the liability of online platforms for user-generated content. Each EU member state has two years to implement it. The EU Copyright Directive may increase our costs of operations, our liability for user-generated content, and our litigation costs.

Additionally, we may have relationships with third parties that perform a variety of functions such as payments processing, tokenization, vaulting, currency conversion, fraud prevention and data security audits. The laws and regulations related to online payments and other activities of these third parties, including those relating to the processing of data, are complex, subject to change, and vary across different jurisdictions in the US and internationally. As a result, we may be required to spend significant time, effort and expense to comply with applicable laws and regulations. Any failure or claim of our failure to comply, or any failure or claim of failure by the above-mentioned third parties to comply, could increase our costs or could result in liabilities. Additionally, because we may accept payment via payment cards, we are subject to global payments industry operating rules and certification requirements governed by PCI Security Standards Council, including the Payment Card Industry Data Security Standard. Any failure by us to comply with these operating rules and certification requirements also may result in costs and liabilities and may result in us losing our ability to accept certain payment cards.

The US and foreign laws and regulations described above, as well as any associated inquiries or investigations or any other regulatory actions, may be costly to comply with and may delay or impede the development of new products and services, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may result in a loss of users and otherwise harm our business, including fines or demands or orders that we modify or cease existing business practices.

We may allow the use of our platforms without the collection of extensive personal information. We may experience additional pressure to expand our collection of personal information in order to comply with new and additional legal or regulatory demands or we may independently decide to do so. If we obtain such additional personal information, we may be subject to additional legal or regulatory obligations.

Regulatory investigations and settlements could cause us to incur additional expenses or change our business practices in a manner material and adverse to our business.

From time to time, we may notify regulators of certain personal data breaches and privacy or data protection issues and may be subject to inquiries and investigations regarding various aspects of our regulatory compliance. We expect to be subject to regulatory scrutiny as our business grows and awareness of our brands increases.

It is possible that a regulatory inquiry, investigation, or audit could cause us to incur substantial fines and costs, result in reputational harm, prevent us from offering certain products, services, features, or functionalities, require us to change our policies or practices, divert management and other resources from our business, or otherwise adversely impact our business. Violation of existing or future regulatory orders, settlements or consent decrees could subject us to substantial fines and other penalties that would adversely impact our financial condition and operating results.

We expect to be in the future, party to intellectual property rights claims that are expensive and time consuming to defend, and, if resolved unfavorably, would adversely impact our business, financial condition and operating results.

Companies in the Internet, technology and media industries are subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Many companies in these industries, including many of our competitors, may have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to assert claims in order to extract value from technology companies. From time to time, we may receive claims from third parties which allege that we have infringed upon their intellectual property rights. Further, from time to time we may introduce new products, product features and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. In addition, our standard terms and conditions for our Application Programming Interfaces may provide users with indemnification for intellectual property claims against them and require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims and may require us to pay significant damages in the event of an adverse ruling. Users may also discontinue the use of our products, services, and technologies as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business.

We may become involved in intellectual property lawsuits, and as we face increasing competition and develop new products, we expect the number of patent and other intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third-party's rights. If we are required, or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology, which could require significant effort and expense or discontinue use of the technology. An unfavorable resolution of the disputes and litigation referred to above would adversely impact our business, financial condition, and operating results.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a corporation, we may be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), and the listing standards of any securities exchange on which our securities may be listed or quoted for trading. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could cause us to be subject to one or more investigations or enforcement actions by state or federal regulatory agencies, stockholder lawsuits or other adverse actions requiring us to incur defense costs, pay fines, settlements, or judgments. Any such failures could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the perceived value of our common stock.

Financial and Transactional Risks

Acquisitions, divestitures, and investments could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand our products, product features and services, and grow our business in response to changing technologies, demands of users on our platforms and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

- diversion of management time and focus from operating our business to addressing acquisition integration challenges;
- retention of key employees from the acquired business;
- cultural challenges associated with integrating employees from the acquired business into our organization;
- integration of the acquired business' accounting, management information, human resources and other administrative systems and processes;
- the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

- liability for activities of the acquired business before the acquisition, including intellectual property infringement claims or violations of laws,
- commercial disputes, tax liabilities and other known and unknown liabilities;
- unanticipated write-offs or charges; and
- litigation or other claims in connection with the acquired business, including claims from terminated employees, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses, or the impairment of goodwill, any of which could adversely impact our financial condition and operating results.

We may also make investments in privately held businesses in furtherance of our strategic objectives. The instruments in which we invest may be nonmarketable at the time of our initial investment and we may not realize a return and may recognize a loss on such investments.

In certain cases, we may have to divest or stop investing in certain products, including products that we may have acquired. In these cases, we may need to restructure operations, terminate employees, and/or incur other expenses. We may not realize the expected benefits and cost savings of these actions and our operating results may be adversely impacted.

Our debt obligations could adversely affect our financial condition.

As of September 2016, we had an unsecured revolving credit facility with certain directors and stockholders providing for loans in the aggregate principal amount of $50,000.

Our debt obligations could adversely impact us. For example, these obligations could:

- require us to use a substantial portion of our cash flow from operations to pay principal and interest on debt when required upon the occurrence of certain change of control events or otherwise pursuant to the terms thereof, which will reduce the amount of cash flow available to fund working capital, capital expenditures, acquisitions, and other business activities;
- adversely impact our credit rating, which could increase future borrowing costs;
- limit our future ability to raise funds for capital expenditures, strategic acquisitions or business opportunities, and other general corporate requirements;
- restrict our ability to create or incur liens and enter into sale-leaseback financing transactions;
- increase our vulnerability to adverse economic and industry conditions;
- increase our exposure to interest rate risk from variable rate indebtedness;
- dilute our earnings per share as a result of the conversion provisions in debt instruments; and
- place us at a competitive disadvantage compared to our less leveraged competitors.

Our ability to meet our payment obligations under our debt instruments depends on our ability to generate significant cash flows in the future. This, to some extent, is subject to market, economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. There can be no assurance that our business will generate cash flow from operations, or that additional capital will be available to us, in amounts sufficient to enable us to meet our debt payment obligations and to fund other liquidity needs. Additionally, events and circumstances may occur which would cause us to not be able to satisfy applicable draw-down conditions and utilize our revolving credit facility. If we are unable to generate sufficient cash flows to service our debt payment obligations, we may need to refinance or restructure our debt, sell assets, reduce, or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives on commercially reasonable terms or at all, we may be unable to meet our debt payment obligations, which would materially and adversely impact our business, financial condition and operating results.

We may have exposure to greater than anticipated tax liabilities, which could adversely impact our operating results.

Our income tax obligations are based in part on our corporate operating structure, including the manner in which we may develop, value and use our intellectual property and the scope of our international operations. We may be subject to review and audit by tax authorities in the US (federal and state), and other foreign jurisdictions and the laws in those jurisdictions are subject to interpretation. Tax authorities may disagree with and challenge some of the positions we have taken and any adverse outcome of such an audit could have a negative effect on our financial position and operating results. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, or accounting principles, as well as certain discrete items. For example, the legislation commonly referred to as the 2017 Tax Cuts and Jobs Act significantly affected US tax law by changing how US income tax is assessed on multinational corporations. The US Department of Treasury has issued and will continue to issue regulations and interpretive guidance that may significantly impact how we will apply the law and impact our results of operations.

In addition, the Organization for Economic Cooperation and Development (OECD) has published proposals covering a number of issues, including country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. Future tax reform resulting from this development may result in changes to long-standing tax principles, which could adversely affect our effective tax rate or result in higher cash tax liabilities. In 2018, the European Commission proposed a series of measures aimed at ensuring a fair and efficient taxation of digital businesses operating within the EU. Some countries, in the EU and beyond, have unilaterally moved to introduce their own digital services tax to capture tax revenue on digital services more immediately. Notably, France, Italy, Austria, the UK, Turkey, India and Indonesia have enacted, or will soon enact, a digital tax. Such laws would increase our tax obligations in those countries or change the manner in which we may operate our business.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, we had US federal net operating loss carryforwards of approximately $18,333. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," the Corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes, may be limited. In general, an "ownership change" occurs if there is a cumulative change in our ownership by "5% shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. In the event that we have experienced an ownership change, or if we experience one or more ownership changes in the future, then we may be limited in our ability to use our net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that we earn. Any such limitations on the ability to use our net operating loss carry forwards and other tax assets could adversely impact our business, financial condition, and operating results.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

Under generally accepted accounting principles in the US, or US GAAP, we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. An adverse change in market conditions or financial results, particularly if such change has the effect of changing one of our critical assumptions or estimates, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or intangible assets. Any such material charges may have a material and adverse impact on our operating results.

Governance Risks and Risks Related to Ownership of our Capital Stock

Our bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, our bylaws include provisions:

- limiting the liability of, and providing indemnification to, our directors and officers;
- limiting the ability of our stockholders to call and bring business before special meetings;
- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors; and
- controlling the procedures for the conduct and scheduling of stockholder meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents certain stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of at least two-thirds of our outstanding common stock not held by such 15% or greater stockholder.

Any provision of our bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

The perceived value of our common stock may be volatile, and you could lose all or part of your investment.

The perceived value of our common stock may be highly volatile in response to various factors, some of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this Annual Report, factors that could cause fluctuations in the perceived value of our common stock include the following:

- price and volume fluctuations in the overall stock market from time to time, including fluctuations due to general economic uncertainty or negative market sentiment;
- volatility in the market prices and trading volumes of technology stocks;
- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
- sales of shares of our common stock by us or our stockholders;
- rumors and market speculation involving us or other companies in our industry;
- failure of securities analysts to cover or maintain coverage of us, changes in financial estimates by securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;
- the financial or non-financial metric projections we may provide to the public, any changes in those projections or our failure to meet those projections;
- announcements by us or our competitors of new products or services;
- the public's reaction to our press releases, other public announcements and filings with the SEC;
- actual or anticipated changes in our operating results or fluctuations in our operating results;
- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;
- our issuance of shares of our common stock, whether in connection with an acquisition or upon conversion of some or all of our debt instruments;
- litigation or regulatory action involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses or technologies by us or our competitors;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidelines, interpretations or principles;
- any significant change in our management; and
- general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. Any securities litigation can result in substantial costs and a diversion of our management's attention and resources. We may experience such litigation following any future periods of volatility.

Our failure to return capital to our stockholders could have a material adverse effect on our perceived stock value.

We may announce that our board of directors authorized the repurchase of our common stock from time to time. Any failure to meet our commitment to return capital to our stockholders could have a material adverse effect on our stock price.

If securities or industry analysts change their recommendations regarding our common stock adversely, the price of our common stock and trading volume could decline.

The trading market for our common stock may be influenced, to some extent, by the research and reports that securities or industry analysts publish about us, our business, our industry, our market, or our competitors. If any of the analysts who cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the perceived value of our common stock would likely decline.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our headquarters are located in Zurich, Switzerland. We also have a representative office in New York. We believe our existing facilities are in good condition and suitable for the conduct of our business and are sufficient to accommodate anticipated future growth.

Item 3. Legal Proceedings

We are not currently involved in, but may in the future be involved in, legal proceedings, claims, investigations, and government inquiries and investigations arising in the ordinary course of business. These proceedings, which may include both individual and class action litigation and administrative proceedings, may also include but may not be limited to, matters involving content on our platforms, intellectual property, privacy, data protection, consumer protection, securities, employment and contractual rights. Legal risk may be enhanced in jurisdictions outside the US where our protection from liability for content published on our platforms by third parties may be unclear and where we may be less protected under local laws than we are in the US. Future litigation may be necessary, among other things, to defend ourselves and the users of our platforms, or to establish our rights. Refer to "Legal Proceedings" in Note 13 of the Notes to Financial Statements included in Part II, Item 8 of this Annual Report, which is incorporated herein by reference.

Although the results of the legal proceedings, claims, investigations, and government inquiries and investigations in which we may be involved cannot be predicted with certainty, and until there is final resolution on any such matter that we may be required to accrue for, we may be exposed to loss in excess of the amount accrued. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information for Common Stock

Not applicable.

Holders of Record

As of April 30, 2022, there were 21 holders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, credit facility may contain restrictions on payments including cash payments of dividends.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Sales or Issues of Unregistered Equity Securities

During the twelve months ended December 31, 2021, we issued a total of 2,750,000 shares of our common stock for cash.

The foregoing transaction did not involve any underwriters, any underwriting discounts or commissions, or any public offering. We believe the offer, sale, and issuance of the above securities was exempt from registration under the Securities Act of 1933, as amended (the Act) by virtue of Section 4(a)(2) of the Act, because the issuance of securities to the recipients did not involve a public offering. The recipients of these securities acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends are placed upon the stock certificates issued in these transactions. All recipients have adequate access, through their relationships with us or otherwise, to information about the Corporation. The issuance of these securities is made without any general solicitation or advertising.

Item 6. Selected Financial Data

This item is no longer required as we have elected to early adopt the changes to Item 301 of Regulation S-K contained in SEC Release No. 33-10890.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes thereto included in Item 8. Financial Statements and Supplementary Data in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report.

Overview and Highlights of Annual Results

The Corporation was pre-revenue for the fiscal year ended December 31, 2021 and for the fiscal year ended December 31, 2020, respectively.

Net loss was $121,789 for the fiscal year ended December 31, 2021 compared to net loss of $122,345 for the fiscal year ended December 31, 2020.

Loss from operations was $145,038 for the fiscal year ended December 31, 2021 compared to loss from operations of $147,588 for the fiscal year ended December 31, 2020, respectively.

Cash, cash equivalents and restricted cash totaled $715 as of December 31, 2021.

FY 2021 Overview

Our past results may not be indicative of our future performance, and historical trends in loss from operations, net loss, and net loss per share may differ materially.

Results of Operations

The following table set forth our statement of operations data for each of the periods presented:

	Year Ended December 31,		
	2021	2020	2019
Revenue	$ -	$ -	$ -
Costs and Expenses [1]			
Cost of Revenue	-	-	-
Research and Development	-	-	-
Sales and Marketing	18,035	-	-
General and Administrative	127,003	147,588	15,704
Total Costs and Expenses	145,038	147,588	15,704
Loss from Operations	(145,038)	(147,588)	(15,704)
Interest Expense	(282)	(3)	-
Interest Income	-	-	-
Other (Expense) Income, Net	(447)	471	(13)
Income Before Income Taxes	(145,767)	(147,120)	(15,717)
Benefit for Income Taxes [2]	23,978	24,775	2,651
Net Loss	$ (121,789)	$ (122,345)	$ (13,066)

[1] Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,		
	2021	2020	2019
Cost of Revenue	$ -	$ -	$ -
Research and Development	-	-	-
Sales and Marketing	-	-	-
General and Administrative	10,000	60,000	-
Total Stock-Based Compensation Expense	$ 10,000	$ 60,000	$ -

[2] In 2021, we recorded an income tax benefit of $23,978 related to income before income taxes. In 2020, we recorded an income tax benefit of $24,775 related to income before income taxes. In 2019, we recorded an income tax benefit of $2,651 related to

income before income taxes. Refer to Note 13 of the Notes to Financial Statements included in Part II, Item 8 of this Annual Report for further information.

Revenue

We will derive the substantial majority of our revenues from subscription fees, which are comprised of once off and recurring subscription fees for products and services. We may also generate revenue by licensing our software to third parties and other arrangements.

	Year Ended December 31,			2020 to 2021	2019 to 2020
	2021	2020	2019	% Change	% Change
Revenue	$ -	$ -	$ -	- %	- %

2021 Compared to 2020. The Corporation was pre-revenue in 2021 and 2020.

Cost of Revenue

Cost of revenue include costs of acquiring content, other direct costs including infrastructure costs, amortization of acquired intangible assets and amortization of capitalized labor costs for internally developed software, allocated facilities costs, as well as user acquisition costs, or UAC. Infrastructure costs consist primarily of data center costs related to our co-located facilities, which include lease and hosting costs, related support and maintenance costs and energy and bandwidth costs, public cloud hosting costs, as well as depreciation of servers and networking equipment; and personnel-related costs, including salaries, benefits, and stock-based compensation for our employees. UAC consist of costs we may incur with advertising our products on third-party websites and applications, or other offerings collectively resulting from acquisitions. Certain elements of our cost of revenue may be fixed and cannot be reduced in the near term.

	Year Ended December 31,			2020 to 2021	2019 to 2020
	2021	2020	2019	% Change	% Change
Cost of Revenue	$ -	$ -	$ -	- %	- %
Cost of Revenue as a Percentage of Revenue	- %	- %	- %		

2021 Compared to 2020. No cost of revenue was incurred for 2021 and 2020, respectively.

Research and Development

Research and development expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation for our engineers and other employees engaged in the research and development of our products and services. In addition, research and development expenses include amortization of acquired intangible assets, allocated facilities costs and other supporting overhead costs.

	Year Ended December 31,			2020 to 2021	2019 to 2020
	2021	2020	2019	% Change	% Change
Research and Development	$ -	$ -	$ -	- %	- %
Research and Development as a Percentage of Revenue	- %	- %	- %		

2021 Compared to 2020. No research and development costs were incurred for 2021 and 2020, respectively.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs, including salaries, commissions, benefits and stock-based compensation for our employees engaged in sales, sales support, business development and media, marketing, corporate communications and customer service functions. In addition, marketing and sales-related expenses also include advertising costs, market research, trade shows, branding, marketing, public relations costs, amortization of acquired intangible assets, allocated facilities costs and other supporting overhead costs.

	Year Ended December 31,			2020 to 2021	2019 to 2020
	2021	2020	2019	% Change	% Change
Sales and Marketing	$ 18,035	$ -	$ -	100 %	- %
Sales and Marketing as a Percentage of Revenue	- %	- %	- %		

2021 Compared to 2020. In 2021, sales and marketing expenses increased by $18,035 compared to 2020. The increase was attributable to a $18,035 increase in personnel-related costs mainly driven by an increase in employee headcount. No sales and marketing costs were incurred for 2020.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation for our executive, finance, legal, information technology, human resources and other administrative employees. In addition, general and administrative expenses include fees and costs for professional services, including consulting, third-party legal and accounting services and facilities costs and other supporting overhead costs that are not allocated to other departments.

	Year Ended December 31,			2020 to 2021	2019 to 2020
	2021	2020	2019	% Change	% Change
General and Administrative	$ 127,003	$ 147,588	$ 15,704	-14 %	840 %
General and Administrative as a Percentage of Revenue	- %	- %	- %		

2021 Compared to 2020. In 2021, general and administrative expenses decreased by $20,585 compared to 2020. The decrease was mainly attributable to a $20,000 decrease in directors' compensation fees, and $585 other administrative expenses.

We plan to continue to invest in general and administrative functions to ensure we have an appropriate level of support for our key objectives. We expect that general and administrative expenses will increase in absolute US dollar amounts and vary as a percentage of revenue.

Interest Expense

Interest expense consists primarily of interest expense incurred in connection with financing facilities.

	Year Ended December 31,		
	2021	2020	2019
Interest Expense	$ 282	$ 3	$ -

2021 Compared to 2020. In 2021, interest expense increased by $279 compared to 2020 primarily due to an increase in financing.

Interest Income

Interest income is generated from our cash equivalents and short-term investments.

	Year Ended December 31,		
	2021	2020	2019
Interest Income	$ -	$ -	$ -

2021 Compared to 2020. No Interest income was generated for 2021 and 2020, respectively.

Other (Expense) Income, Net

Other (expense) income, net, consists primarily of unrealized foreign exchange gains and losses due to re-measurement of monetary assets and liabilities denominated in non-functional currencies and realized foreign exchange gains and losses on foreign exchange transactions. We expect our foreign exchange gains and losses will vary depending upon movements in the underlying exchange rates.

	Year Ended December 31,		
	2021	2020	2019
Other (Expense) Income, Net	$ (447)	$ 471	$ (13)

2021 Compared to 2020. In 2021, other expense, net, was $447 compared to other income, net, of $471 in 2020. The change was attributable to a foreign exchange loss of $447 in 2021 and a foreign exchange gain of $471 in 2020.

Benefit for Income Taxes

Our benefit for income taxes consists of federal and state income taxes in the US and income taxes in certain foreign jurisdictions.

	Year Ended December 31,		
	2021	2020	2019
Benefit for Income Taxes	$ 23,978	$ 24,775	$ 2,651

2021 Compared to 2020. In 2021, our net benefit for income taxes was $23,978, compared to a net benefit from income taxes of $24,775 in 2020. The change was primarily due to the decrease in loss before tax.

We reassessed the ability to realize deferred tax assets by considering the available positive and negative evidence.

Comparison of Fiscal Years Ended December 31, 2020 and 2019

No discussion of results of operations were prepared for the fiscal years ended December 31, 2020 and 2019.

Supplementary Financial Information

There are no retrospective changes to the statements of operations for any of the quarters within the two most recent fiscal years that individually or in the aggregate are material.

Liquidity and Capital Resources

	Year Ended December 31,		
	2021	2020	2019
Statements of Cash Flows Data:			
Net Loss	$ (121,789)	$ (122,345)	$ (13,066)
Net Cash Used in Operating Activities	$ (12,460)	$ (87,767)	$ (15,193)
Net Cash Used in Investing Activities	$ -	$ (1,673)	$ -
Net Cash Provided by Financing Activities	$ 12,734	$ 90,828	$ 15,304

Our principal sources of liquidity are our cash, cash equivalents, and revolving credit facility.

As of December 31, 2021, we had $715 of cash and cash equivalents, of which $482 was held by our Swiss branch. We believe that our existing cash and cash equivalents, cash provided by our financing activities, and our credit facility will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Credit Facility

We have a revolving credit agreement with certain directors and stockholders which provides for a $50,000 revolving unsecured credit facility maturing on August 28, 2022. We are not obligated to pay interest on loans under the credit facility or other customary fees for a credit facility of this size and type, including an upfront fee and an unused commitment fee. As of December 31, 2021, $18,402 had been drawn under the credit facility compared to $13,540 on December 31, 2020.

Operating Activities

Cash used in operating activities consists of net loss adjusted for certain non-cash items including depreciation and amortization, deferred income taxes, as well as the effect of changes in working capital and other activities. We expect that cash provided by operating activities will fluctuate in future periods as a result of a number of factors, including fluctuations in our revenue, increases in operating expenses and costs related to acquisitions. For additional discussion, see Part I, Item 1A. Risk Factors.

Cash used in operating activities in 2021 was $12,460, a decrease in cash outflow of $75,307 compared to 2020. Cash used in operating activities was driven by net loss of $121,789, as adjusted for the exclusion of non-cash expenses and other adjustments totaling $109,329, including a $25,880 deferred tax asset, $271 of depreciation and amortization expense, and the effect of changes in working capital and other carrying balances that resulted in cash outflows of $134,938.

Cash used in operating activities in 2020 was $87,767, an increase in cash outflow of $72,574 compared to 2019. Cash used in operating activities was driven by net loss of $122,345, as adjusted for the exclusion of non-cash expenses and other adjustments totaling $34,578, including a $25,448 deferred tax asset, $618 of depreciation and amortization expense, and the effect of changes in working capital and other carrying balances that resulted in cash outflows of $59,408.

Investing Activities

Our primary investing activities consist of purchases of property and equipment, particularly computer and related equipment, and other activities.

There was no cash outflow in investing activities in 2021 compared to $1,673 in 2020.

No cash flow from investing activities was recorded for the fiscal year ended December 31, 2019.

Financing Activities

Our primary financing activities consist of loans from directors and stockholders and the issuances of common stock.

Cash provided by financing activities in 2021 was $12,734, compared to $90,828 cash provided by financing activities in 2020. The change was due to a decrease in loans from directors and stockholders and $37,500 in proceeds from the issuance of shares of common stock.

Cash provided by financing activities in 2020 was $90,828, compared to $15,304 cash provided by financing activities in 2019. The change was due to an increase in loans from directors and stockholders and bank overdraft totaling $10,828, and $80,000 in proceeds from the issuance of shares of common stock.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements and did not have any such arrangements in 2021, 2020, or 2019.

Contractual Obligations

Our principal commitment consists of obligations under the revolving unsecured credit facility maturing on August 28, 2022. Refer to Note 14, Commitments and Contingencies, of the Notes to Financial Statements under Part II, Item 8 of this Annual Report for more details.

Critical Accounting Policies and Estimates

We prepare our financial statements and related notes in accordance with US GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results would be affected. We base our estimates on experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below.

Revenue Recognition

We will generate the substantial majority of our revenues from subscription fees, which are comprised of once off and recurring subscription fees. We may also generate revenue by software licensing and other arrangements.

Income Taxes

We are subject to income taxes in the US and Switzerland. Significant judgment is required in determining our provision or benefit for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We record a provision or benefit for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We recognize the deferred income tax effects of a change in tax rates in the period of the enactment. We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized.

We recognize tax benefits from uncertain tax positions if we believe that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. Although we believe we have adequately reserved for our uncertain tax positions (including net interest and penalties), we can provide no assurance that the final tax outcome of these matters will not be different. We make adjustments to these reserves in accordance with income tax accounting guidance when facts and circumstances change, such as the closing of a tax audit. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences may impact the provision or benefit for income taxes in the period in which such determination is made. We record interest and penalties related to our uncertain tax positions in our provision or benefit for income taxes.

Loss Contingencies

We are not currently involved in, but may in the future be involved in, legal proceedings, claims, investigations, and government inquiries and investigations arising in the ordinary course of business. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages. We will record a liability when we believe that it is both probable that a loss has been incurred and the amount or range can be reasonably estimated. If we determine there is a reasonable possibility that we may incur a loss and the loss or range of loss can be estimated, we will disclose the possible loss to the extent material. Significant judgment is required to determine both probability and the estimated amount. We will review these provisions on a quarterly basis and adjust these provisions accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and updated information.

The outcome of litigation is inherently uncertain. Therefore, if one or more of these legal matters were resolved against us for amounts in excess of management's expectations, our results of operations and financial condition, including in a particular reporting period, could be materially adversely affected.

Business Combinations

We allocate the purchase price of the acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of the purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the statements of operations.

Accounting for business combinations requires our management to make significant estimates and assumptions at the acquisition date, including estimated fair value of acquired intangible assets, estimated fair value of stock awards assumed from the acquirees that are included in the purchase price, estimated income tax assets and liabilities assumed from the acquirees, and determination of the fair value of contractual obligations, where applicable. The estimates of fair value require management to also make estimates of, among other things, future expected cash flows, discount rates or expected costs to reproduce an asset. Although we believe the assumptions and estimates we made at the time were reasonable and appropriate, these estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Impact of Recently Issued Accounting Standards

The impact of recently issued accounting standards is set forth in Note 2, Summary of Significant Accounting Policies, of the Notes to Financial Statements under Part II, Item 8 of this Annual Report.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the US and Switzerland, and we are exposed to market risks in the ordinary course of our business. These risks include primarily foreign exchange risks.

Foreign Currency Exchange Risk

Transaction Exposure

We transact business in foreign currencies, as well as costs denominated in foreign currencies, primarily the Swiss franc. This exposes us to the risk of fluctuations in foreign currency exchange rates. Accordingly, changes in exchange rates, and in particular a continuing strengthening of the Swiss franc, would negatively affect our operating expenses as expressed in US dollars.

We have experienced and will continue to experience fluctuations in our net loss as a result of transaction gains or losses related to revaluing and ultimately settling certain asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. Foreign currency gains and losses were immaterial for 2021 and 2020.

Translation Exposure

We are also exposed to foreign exchange rate fluctuations as we translate the financial statements of our foreign branch into US dollars. If there is a change in foreign currency exchange rates, the translating adjustments resulting from the conversion of our foreign branch's financial statements into US dollars would result in a gain or loss recorded as a component of accumulated other comprehensive loss which is part of stockholders' equity.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

DOOFUS CORPORATION

BALANCE SHEETS
(Unaudited)

		December 31,		
		2021		2020
Assets				
Current Assets:				
Cash, Cash Equivalents and Short-term Investments	$	715	$	225
Prepaid Expenses and Other Current Assets		1,286		871
Total Current Assets		2,001		1,096
Property and Equipment, Net		814		1,113
Deferred Tax Assets, Net		55,205		-
Other Assets		-		270
Total Assets	$	58,020	$	2,479
Liabilities and Stockholders' Equity				
Current Liabilities:				
Accounts Payable	$	27,180	$	5,780
Accrued and Other Current Liabilities		170,989		58,918
Due to Directors and Stockholders		(11,277)		13,540
Total Current Liabilities		186,892		78,238
Deferred and Other Long-Term Tax Liabilities, Net		-		(29,325)
Total Liabilities		186,892		48,913
Commitments and Contingencies (Note 14)				
Stockholders' Equity:				
Common Stock, $0.000001 Par Value — 1,000,000,000 Shares Authorized; 513,250,000 Shares Issued and Outstanding		514		510
Additional Paid-In Capital		132,486		94,990
Accumulated Other Comprehensive Loss		(3,069)		(4,920)
Accumulated Deficit		(258,803)		(137,014)
Total Stockholders' Equity		(128,872)		(46,434)
Total Liabilities and Stockholders' Equity	$	58,020	$	2,479

The accompanying notes are an integral part of these financial statements.

DOOFUS CORPORATION

STATEMENTS OF OPERATIONS
(Unaudited)

	Year Ended December 31,		
	2021	**2020**	**2019**
Revenue	$ -	$ -	$ -
Costs and Expenses			
Cost of Revenue	-	-	-
Research and Development	-	-	-
Sales and Marketing	18,035	-	-
General and Administrative	127,003	147,588	15,704
Total Costs and Expenses	145,038	147,588	15,704
Loss from Operations	(145,038)	(147,588)	(15,704)
Interest Expense	(282)	(3)	-
Interest Income	-	-	-
Other (Expense) Income, Net	(447)	471	(13)
Income Before Income Taxes	(145,767)	(147,120)	(15,717)
Benefit for Income Taxes	23,978	24,775	2,651
Net Loss	$ (121,789)	$ (122,345)	$ (13,066)
Net Loss per Share Attributable to Common Stockholders:			
Basic	$ (0.0002)	$ (0.0002)	$ (0.00003)
Diluted	$ (0.0002)	$ (0.0002)	$ (0.00003)
Weighted-Average Shares Used to Compute Net Loss per Share Attributable to Common Stockholders:			
Basic	510,945,055	502,284,153	500,604,110
Diluted	510,945,055	502,284,153	500,604,110

The accompanying notes are an integral part of these financial statements.

DOOFUS CORPORATION

STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Year Ended December 31,		
	2021	2020	2019
Net Loss	$ (121,789)	$ (122,345)	$ (13,066)
Other Comprehensive Income (Loss), Net of Tax:			
Change in Foreign Currency Translation Adjustment	1,851	(4,886)	(34)
Net Change in Accumulated Other Comprehensive Income (Loss)	1,851	(4,886)	(34)
Comprehensive Loss	$ (119,938)	$ (127,231)	$ (13,100)

The accompanying notes are an integral part of these financial statements.

DOOFUS CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY
(Unaudited)

	Year Ended December 31,					
	2021		2020		2019	
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock						
Balance, Beginning of Period	509,500,000	$ 510	501,500,000	$ 502	500,000,000	$ 500
Issuance of Common Stock for Cash	2,750,000	3	2,000,000	2	1,500,000	2
Issuance of Common Stock for Stock-Based Compensation	1,000,000	1	6,000,000	6	-	-
Balance, End of Period	513,250,000	514	509,500,000	510	501,500,000	502
Additional Paid-In Capital						
Balance, Beginning of Period	-	94,990	-	14,998	-	-
Issuance of Common Stock for Cash	-	27,497	-	19,998	-	14,998
Issuance of Common Stock for Stock-Based Compensation	-	9,999	-	59,994	-	-
Balance, End of Period	-	132,486	-	94,990	-	14,998
Accumulated Other Comprehensive Loss						
Balance, Beginning of Period	-	(4,920)	-	(34)	-	-
Other Comprehensive Income (Loss)	-	1,851	-	(4,886)	-	(34)
Balance, End of Period	-	(3,069)	-	(4,920)	-	(34)
Accumulated Deficit						
Balance, Beginning of Period	-	(137,014)	-	(14,669)	-	(1,603)
Net Loss	-	(121,789)	-	(122,345)	-	(13,066)
Balance, End of Period	-	(258,803)	-	(137,014)	-	(14,669)
Total Stockholders' Equity	513,250,000	$ (128,872)	509,500,000	$ (46,434)	501,500,000	$ 797

The accompanying notes are an integral part of these financial statements.

DOOFUS CORPORATION

STATEMENTS OF CASH FLOWS
(Unaudited)

	Year Ended December 31,		
	2021	2020	2019
Cash Flows from Operating Activities			
Net Loss	$ (121,789)	$ (122,345)	$ (13,066)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization Expense	271	618	-
Deferred Income Taxes	(25,880)	(25,448)	(2,651)
Changes in Assets and Liabilities:			
Prepaid Expenses and Other Assets	(436)	(900)	(184)
Accounts Payable	21,536	4,750	708
Accrued and Other Liabilities	113,838	55,558	-
Net Cash Used in Operating Activities	(12,460)	(87,767)	(15,193)
Cash Flows from Investing Activities			
Purchases of Property and Equipment	-	(1,673)	-
Net Cash Used in Investing Activities	-	(1,673)	-
Cash Flows from Financing Activities			
(Repayment) Proceeds from Debt	(24,766)	10,828	304
Proceeds from Issuances of Common Stock	37,500	80,000	15,000
Net Cash Provided by Financing Activities	12,734	90,828	15,304
Net Increase in Cash, Cash Equivalents and Restricted Cash	274	1,388	111
Foreign Exchange Effect on Cash, Cash Equivalents and Restricted Cash	216	(1,532)	(28)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	225	369	286
Cash, Cash Equivalents and Restricted Cash at End of Period	$ 715	$ 225	$ 369
Supplemental Cash Flow Data			
Interest Paid in Cash	$ 282	$ 3	$ -
Supplemental Disclosures of Non-Cash Investing and Financing Activities			
Changes in Accrued Property and Equipment Purchases	$ -	$ 1,673	$ -
Common Stock Issued in Connection with Stock-Based Compensation	$ 10,000	$ 60,000	$ -
Reconciliation of Cash, Cash Equivalents and Restricted Cash as Shown in the Statements of Cash Flows			
Cash and Cash Equivalents	$ 715	$ 225	$ 369
Restricted Cash Included in Prepaid Expenses and Other Current Assets	-	-	-
Restricted Cash Included in Other Assets	-	-	-
Total Cash, Cash Equivalents and Restricted Cash	$ 715	$ 225	$ 369

The accompanying notes are an integral part of these financial statements.

DOOFUS CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 1. The Corporation

Doofus Corporation (the "Corporation") was incorporated in Delaware on August 29, 2016 and is headquartered in Zurich, Switzerland. The Corporation is engaged in the business of computer and software services.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

Not applicable.

Prior Period Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Prior Period Restatements

The Corporation's financial statements for 2019 have been restated for the effect of foreign currency translation adjustments that were made in the conversion of its Zurich branch's financial statements from Swiss francs. As the financial statements are not determined to be materially misstated, the Corporation is not required to issue restated financial statements for 2019.

Use of Estimates

The preparation of the Corporation's financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, as well as related disclosure of contingent assets and liabilities. Actual results could differ materially from the Corporation's estimates. To the extent that there are material differences between these estimates and actual results, the Corporation's financial condition or operating results will be affected. The Corporation bases its estimates on past experience and other assumptions that the Corporation believes are reasonable under the circumstances, and the Corporation evaluates these estimates on an ongoing basis.

Revenue Recognition

The Corporation will generate the substantial majority of its revenue from subscription fees for products and services, with the remaining balance from software licensing and other arrangements.

Cost of Revenue

Cost of revenue include costs of acquiring content, other direct costs including infrastructure costs, amortization of acquired intangible assets and amortization of capitalized labor costs for internally developed software, allocated facilities costs, as well as user acquisition costs, or UAC. Infrastructure costs consist primarily of data center costs related to our co-located facilities, which include lease and hosting costs, related support and maintenance costs and energy and bandwidth costs, public cloud hosting costs, as well as depreciation of servers and networking equipment; and personnel-related costs, including salaries, benefits, and stock-based compensation, for our employees. UAC consist of costs we may incur with advertising our products on third-party websites and applications, or other offerings collectively resulting from acquisitions. Certain elements of our cost of revenue may be fixed and cannot be reduced in the near term.

Stock-Based Compensation Expense

The Corporation accounts for stock-based compensation expense under the fair value recognition and measurement provisions of US GAAP. Stock-based awards granted to directors, officers, employees and consultants are measured based on the grant-date fair value.

For service-based restricted stock awards and performance-based restricted stock awards, the Corporation recognizes the compensation expense only for those awards expected to meet the performance and service vesting conditions. For service-based restricted stock awards, expense is recognized on a straight-line basis over the requisite service period. The service condition for restricted stock awards is generally satisfied over five years but may be reduced or increased in certain circumstances. For performance-based restricted stock awards, expense is recognized on a graded basis over the requisite service period. For market-based restricted stock awards, the Corporation recognizes the compensation expense on a graded basis over the requisite service period regardless of whether the market condition is satisfied, provided that the requisite service has been provided. The requisite service period for performance-based and market-based restricted stock awards is generally up to five years. The Corporation accounts for forfeitures as they occur.

The value of restricted stock awards is determined using fair market value to estimate the grant date fair value.

Business Combinations

The Corporation allocates the purchase price of the acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of the purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Corporation may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the statements of operations.

Loss Contingencies

The Corporation is not currently involved in, but may in the future be involved in, legal proceedings, claims, investigations, and government inquiries and investigations arising in the ordinary course of business. The Corporation records a liability when it believes that it is both probable that a loss has been incurred and the amount or range can be reasonably estimated. If the Corporation determines there is a reasonable possibility that it may incur a loss and the loss or range of loss can be estimated, it discloses the possible loss to the extent material. Significant judgment is required to determine both probability and the estimated amount. The Corporation will review these provisions on a quarterly basis and adjusts these provisions accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and updated information.

Operating and Finance Leases

The Corporation has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Corporation obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, short-term, and operating lease liabilities, long-term on the Corporation’s balance sheets.

Certain lease agreements may contain options for the Corporation to renew or early terminate a lease. The Corporation considers these options, which may be elected at the Corporation’s sole discretion, in determining the lease term on a lease-by-lease basis. Leases with an initial term of twelve months or less are not recognized on the balance sheets. The Corporation recognizes lease expense for these leases on a straight-line basis over the term of the lease.

The Corporation’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. Certain of the Corporation’s leases contain free or escalating rent payment terms. Additionally, certain lease agreements contain lease components (for example, fixed payments such as rent) and non-lease components such as common-area maintenance costs. For each asset class of the Corporation’s leases—real estate offices and equipment—the Corporation has elected to account for both of these provisions as a single lease component. For arrangements accounted for as a single lease component, there may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. These variable lease payments, which are primarily comprised of common-area maintenance, utilities, and real estate taxes that are passed on from the lessor in proportion to the space leased by the Corporation, are recognized in operating expenses in the period in which the obligation for those payments was incurred. The Corporation recognizes lease expense for its operating leases in operating expenses on a straight-line basis over the term of the lease.

Cash, Cash Equivalents, and Investments

The Corporation may invest its excess cash in short-term fixed income securities, including government and investment-grade debt securities and money market funds. The Corporation classifies all liquid investments with stated maturities of three months or less from date of purchase as cash equivalents. The Corporation classifies all marketable securities for use in current operations, even if the security matures beyond 12 months, and presents them as short-term investments in the balance sheets.

The Corporation had no restricted cash balances as of December 31, 2021 and 2020.

Restricted cash balances are primarily cash deposits to back letters of credit related to certain property leases. The Corporation determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Corporation classifies and account for its marketable securities as available-for-sale. After considering the Corporation’s capital preservation objectives, as well as its liquidity requirements, the Corporation may sell securities prior to their stated maturities. The Corporation carries its available-for-sale securities at fair value. The Corporation reports the unrealized gains and losses, net of taxes, as a component of stockholders’ equity, except for unrealized losses determined to be credit-related, which are recorded as other income or expense, net in the statements of operations and reports an allowance for credit losses in short-term investments on the balance sheet, if any. The Corporation determines any realized gains or losses on the sale of marketable securities on a specific identification method and records such gains and losses as a component of other income or expense, net. Interest earned on cash, cash equivalents, and marketable securities are recorded in interest income in the statements of operations.

The Corporation’s investment policy only allows purchases of investment-grade notes and provides guidelines on concentrations to ensure minimum risk of loss. The Corporation evaluates whether the unrealized loss on available-for-sale debt securities is the result of the credit worthiness of the corporate notes it held, or other non-credit-related factors such as liquidity by reviewing a number of factors such as the implied yield of the corporate note based on the market price, the nature of the invested entity's business or industry, market capitalization relative to debt, changes in credit ratings, and the market prices of the corporate notes subsequent to period end.

Concentration of Credit Risk

Financial instruments that potentially subject the Corporation to significant concentration of credit risk may consist of cash, cash equivalents, short-term investments, and accounts receivable. The primary focus of the Corporation's investment strategy is to preserve capital and meet liquidity requirements. The Corporation's investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector and establishing a minimum allowable credit rating. To manage the risk exposure, the Corporation may invest cash equivalents and short-term investments in a variety of fixed income securities, including government and investment-grade debt securities and money market funds. The Corporation places its cash primarily in checking and money market accounts with reputable financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits, if any.

Property and Equipment, Net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life. The estimated useful lives of property and equipment are described below:

Property and Equipment	Estimated Useful Life
Computer Hardware, Networking, and Office Equipment	Three to Five Years
Computer Software	Up to Five Years
Furniture and Fixtures	Five Years
Leasehold Improvements	Lesser of Estimated Useful Life or Remaining Lease Term

The Corporation reviews the remaining estimated useful lives of its property and equipment on an ongoing basis. Management is required to use judgment in determining the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Corporation's business model, changes in the Corporation's business strategy, or changes in the planned use of property and equipment could result in the actual useful lives differing from the Corporation's current estimates. In cases where the Corporation determines that the estimated useful life of property and equipment should be shortened or extended, the Corporation would apply the new estimated useful life prospectively.

The Corporation reviews property and equipment for impairment when events or circumstances indicate the carrying amount may not be recoverable.

Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operating expenses.

Capitalization of Interest

Interest costs are capitalized for assets that are constructed for the Corporation's own internal use, including internally developed software and property and equipment, for the period of time to get them ready for their intended use. No interest expense was capitalized in any of the periods presented in the accompanying financial statements.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Corporation's impairment tests are based on a single operating segment and reporting unit structure. If the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized for the excess of the carrying value of the reporting unit over its fair value.

The Corporation conducts its annual goodwill impairment test during the fourth quarter and determined if the fair value of the reporting unit significantly exceeded its carrying value. As such, goodwill is impaired. No impairment charge was recorded in any of the periods presented in the accompanying financial statements.

Intangible Assets

Intangible assets are carried at cost and amortized on a straight-line basis over their estimated useful lives of up to eleven years. The Corporation reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. There have been no impairment charges recorded in any of the periods presented in the accompanying financial statements.

Fair Value Measurements

The Corporation classifies and discloses assets and liabilities measured at fair value on a recurring basis, as well as fair value measurements of assets and liabilities measured on a nonrecurring basis in periods subsequent to initial measurement, in a three-tier fair value hierarchy as described below. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market

participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs that may be used to measure fair value are as follows:

Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Internal Use Software and Website Development Costs

The Corporation capitalizes certain costs incurred in developing software programs or websites for internal use. The Corporation capitalizes these costs once the preliminary project stage is complete, and it is probable that the project will be completed, and the software will be used to perform the function intended. No capitalization cost was recorded in any of the periods presented in the accompanying financial statements. Capitalized internal use software development costs are included in property and equipment, net.

The estimated useful life of costs capitalized is evaluated for each specific project and is up to five years.

Income Taxes

The Corporation is subject to income taxes in the US and Switzerland. Significant judgment is required in determining its provision or benefit for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

The Corporation records a provision or benefit for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Corporation recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Corporation recognizes the deferred income tax effects of a change in tax rates in the period of the enactment. The Corporation records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more likely than not to be realized.

The Corporation recognizes tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although the Corporation believes it has adequately reserved for its uncertain tax positions (including net interest and penalties), it can provide no assurance that the final tax outcome of these matters will not be different. The Corporation makes adjustments to these reserves in accordance with income tax accounting guidance when facts and circumstances change, such as the closing of a tax audit. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences may impact the provision or benefit for income taxes in the period in which such determination is made. The Corporation records interest and penalties related to its uncertain tax positions in the provision or benefit for income taxes.

The establishment of deferred tax assets from intra-entity transfers of intangible assets requires management to make significant estimates and assumptions to determine the fair value of such intangible assets. Critical estimates in valuing the intangible assets include, but are not limited to, internal revenue and expense forecasts, the estimated life of the intangible assets, and discount rates. The discount rates used in the income method to discount expected future cash flows to present value are adjusted to reflect the inherent risks related to the cash flow. Although the Corporation believes the assumptions and estimates it has made are reasonable and appropriate, they are based, in part, on historical experience and are inherently uncertain. Unanticipated events and circumstances may occur that could affect either the accuracy or validity of such assumptions, estimates or actual results.

Foreign Currency

The functional currency of the Corporation's foreign branches and subsidiaries is generally the local currency. The financial statements of these branches and subsidiaries are translated into US dollars using period-end rates of exchange for assets and liabilities, historical rates of exchange for equity, and average rates of exchange for revenue and expenses. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of stockholders' equity. Unrealized foreign exchange gains and losses due to re-measurement of monetary assets and liabilities denominated in non-functional currencies as well as realized foreign exchange gains and losses on foreign exchange transactions are recorded in other income or expense, net in the accompanying statements of operations.

Advertising Costs

Advertising costs are expensed when incurred and are included in sales and marketing expense in the statements of operations. No advertising expense was incurred in any of the periods presented in the accompanying financial statements.

Comprehensive Income or Loss

Comprehensive income or loss consists of two components, net income or loss and other comprehensive income or loss. Other comprehensive income or loss refers to gains and losses that are recorded as an element of stockholders' equity and are excluded

from net income or loss. The Corporation's other comprehensive income or loss is comprised of unrealized gains or losses on available-for-sale securities, net of tax, and foreign currency translation adjustments.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued a new accounting standard update to simplify the accounting for convertible debt and other equity-linked instruments. The new guidance simplifies the accounting for convertible instruments by eliminating the cash conversion and beneficial conversion feature models used to separately account for embedded conversion features as a component of equity. Instead, the entity will account for the convertible debt or convertible preferred stock securities as a single unit of account, unless the conversion feature requires bifurcation and recognition as derivatives. Additionally, the guidance requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, using a modified or full retrospective transition method. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Corporation will early adopt this new guidance using the modified retrospective method as of January 1, 2021.

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2021, the FASB issued a new accounting standard requiring contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with the accounting standard for revenue recognition for contracts with customers, as if it had originated the contracts. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Corporation will adopt the guidance prospectively to business combinations after the date of adoption.

Note 3. Revenue

Revenue Recognition

Revenue is recognized when the control of promised goods or services is transferred to customers at an amount that reflects the consideration to which the Corporation expects to be entitled to in exchange for those products or services. The Corporation identifies its contracts with customers and all performance obligations within those contracts. The Corporation then determines the transaction price and allocates the transaction price to the performance obligations within the Corporation 's contracts with customers, recognizing revenue when, or as the Corporation satisfies its performance obligations. While the majority of the Corporation's revenue transactions are based on standard business terms and conditions, the Corporation may also enter into sales agreements that sometimes involve multiple performance obligations and occasionally include non-standard terms or conditions.

The Corporation is pre-revenue, and no revenue was generated in any of the periods presented in the accompanying financial statements.

Note 4. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	December 31,	
	2021	2020
Cash	$ 715	$ 225
Total	$ 715	$ 225

Note 5. Fair Value Measurements

The Corporation measures its cash and cash equivalents at fair value. The Corporation classifies its cash equivalents, short-term investments and derivative financial instruments within Level 1 or Level 2 because the Corporation values these investments using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The fair value of the Corporation's Level 1 financial assets is based on quoted market prices of the identical underlying security. The fair value of the Corporation's Level 2 financial assets is based on inputs that are directly or indirectly observable in the market, including the readily available pricing sources for the identical underlying security that may not be actively traded.

Note 6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,	
	2021	2020
Prepaid Expenses	$ 1,286	$ 871
Total	$ 1,286	$ 871

Note 7. Property and Equipment, Net

The following tables set forth property and equipment, net by type and by geographic area for the periods presented:

	December 31,	
	2021	2020
Property and Equipment, Net		
Equipment	$ 1,721	$ 1,765
Total	1,721	1,765
Less: Accumulated Depreciation and Amortization	(907)	(652)
Property and Equipment, Net	$ 814	$ 1,113

	December 31,	
	2021	2020
Property and Equipment, Net		
Switzerland	$ 814	$ 1,113
United States	-	-
Total Property and Equipment, Net	$ 814	$ 1,113

Depreciation expense totaled $907 and $652 for the years ended December 31, 2021 and 2020 respectively. No depreciation expense was incurred in 2019.

Note 8. Deferred Tax Assets, Net

The following table presents the detail of deferred tax assets for the periods presented:

	December 31,	
	2021	2020
Security Deposits	$ 55,205	$ -
Total	$ 55,205	$ -

Note 9. Other Assets

The following table presents the detail of other assets for the periods presented:

	December 31,	
	2021	2020
Security Deposits	$ -	$ 270
Total	$ -	$ 270

Note 10. Accrued and Other Current Liabilities

The following table presents the detail of accrued and other current liabilities for the periods presented:

	December 31,	
	2021	2020
Accrued Compensation	$ 162,245	$ 49,292
Accrued Social Security	6,248	9,088
Accrued Tax Liabilities	2,496	230
Bank Overdraft	-	308
Total	$ 170,989	$ 58,918

Note 11. Net Loss per Share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding during the period. The weighted-average common shares outstanding is adjusted for shares subject to repurchase such as unvested restricted stock granted to employees in connection with acquisitions, contingently returnable shares and escrowed shares supporting indemnification obligations that are issued in connection with acquisitions.

Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, including potential dilutive common stock instruments.

The following table presents the calculation of basic and diluted net loss per share for periods presented:

	Year Ended December 31,		
	2021	2020	2019
Basic Net Loss per Share:			
Numerator			
Net Loss	$ (121,789)	$ (122,345)	$ (13,066)
Denominator			
Weighted-Average Common Shares Outstanding	510,945,055	502,284,153	500,604,110
Weighted-Average Shares Used to Compute Basic Net Loss per Share	510,945,055	502,284,153	502,284,153
Basic Net Loss per Share Attributable to Common Stockholders	$ (0.0002)	$ (0.0002)	$ (0.00003)
Diluted Net Loss per Share:			
Numerator			
Net Loss	$ (121,789)	$ (122,345)	$ (13,066)
Denominator			
Number of Shares Used in Basic Computation	510,945,055	502,284,153	500,604,110
Weighted-Average Shares Used to Compute Diluted Net Loss per Share	510,945,055	502,284,153	502,284,153
Diluted Net Loss per Share Attributable to Common Stockholders	$ (0.0002)	$ (0.0002)	$ (0.00003)

Note 12. Stockholders' Equity

Common Stock

As of December 31, 2021, the Corporation is authorized to issue 1.0 billion shares of $ 0.000001 par value common stock in accordance with the Certificate of Incorporation.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding. As of December 31, 2021, no dividends have been declared.

Equity Incentive Plan

The Corporation’s 2020 Equity Incentive Plan was adopted by the board of directors on May 15, 2020 and approved by shareholders on June 24, 2020. The number of shares of the Corporation’s common stock available for issuance under the 2020 Equity Incentive Plan is 100,000,000. Under the 2020 Equity Incentive Plan the Corporation may grant incentive stock options, non-statutory stock options and restricted stock to directors, officers, employees, and consultants.

Stock-Based Compensation Expense

Stock-based compensation expense is allocated based on the cost center to which the award holder belongs. Total stock-based compensation expense by function is as follows:

	Year Ended December 31,		
	2021	2020	2019
Cost of Revenue	$ -	$ -	$ -
Research and Development	-	-	-
Sales and Marketing	-	-	-
General and Administrative	10,000	60,000	-
Total Stock-Based Compensation Expense	$ 10,000	$ 60,000	$ -

The Corporation capitalized $10,000 and $60,000 of stock-based compensation expense associated with directors' compensation in the years ended December 31, 2021 and 2020, respectively. No stock-based compensation expense was incurred 2019.

Note 13. Income Taxes

The domestic and foreign components of loss before income taxes for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year Ended December 31,		
	2021	2020	2019
Domestic	$ (25,316)	$ (65,883)	$ (11,803)
Foreign	(120,451)	(81,237)	(3,914)
Income Before Income Taxes	$ (145,767)	$ (147,120)	$ (15,717)

The components of the benefit for income taxes for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year Ended December 31,		
	2021	2020	2019
Current:			
Federal	$ -	$ -	$ -
State	-	-	-
Foreign	1,902	1,381	-
Total Current Provision for Income Taxes	1,902	1,381	-
Deferred:			
Federal	(25,880)	(26,156)	(1,983)
State	-	-	-
Foreign	-	-	(668)
Total Deferred Benefit for Income Taxes	(25,880)	(26,156)	(2,651)
Benefit for Income Taxes	$ (23,978)	$ (24,775)	$ (2,651)

The following is a reconciliation of the income tax at the federal statutory rate to the Corporation's benefit for income taxes for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,		
	2021	2020	2019
Income Tax at Federal Statutory Rate	$ (25,880)	$ (26,156)	$ (2,651)
State Taxes, Net of Federal Benefit	-	-	-
Stock-Based Compensation	-	-	-
Foreign Rate Differential	1,902	1,381	-
Benefit for Income Taxes	$ (23,978)	$ (24,775)	$ (2,651)

The tax effects of temporary differences and related deferred tax assets and liabilities as of December 31, 2021 and 2020 are as follows:

	December 31,			
	2021		2020	
Deferred Tax Assets:				
Net Operating Loss Carryforwards	$	116,614	$	117,696
Fixed Assets and Intangible Assets		814		1,113
Total Deferred Tax Assets		117,428		118,809
Valuation Allowance		-		-
Total Deferred Tax Assets, Net of Valuation Allowance		117,428		118,809
Deferred Tax Liabilities:				
Total Deferred Tax Liabilities		-		-
Net Deferred Tax Assets	$	117,428	$	118,809

As of December 31, 2021, the Corporation had $55,205 of deferred tax assets for which it has not established a valuation allowance, related to the US federal carryforwards. The Corporation completed its reassessment of the ability to realize these assets and concluded that a valuation allowance was not required.

The Corporation recognizes interest and/or penalties related to income tax matters as a component of income tax expense. No interest and/or penalties related to income tax matters were recognized in any of the periods presented in the accompanying financial statements.

The Corporation is subject to taxation in the US and Switzerland. Earnings from non-US activities are subject to local country income tax. The material jurisdictions where the Corporation is subject to potential examination by tax authorities include the US and Switzerland. The Corporation does not believe that its unrecognized tax benefits will materially change within the next 12 months.

Note 14. Commitments and Contingencies

Credit Facility

The Corporation has a revolving credit agreement with certain directors and stockholders which provides for a $50,000 unsecured revolving credit facility maturing on August 28, 2022. The Corporation is not obligated to pay interest on loans under this credit facility or other customary fees for a credit facility of this size and type, including an upfront fee and an unused commitment fee. As of December 31, 2021, $18,402 had been drawn under the credit facility compared to $13,540 on December 31, 2020.

Contractual Obligations

Our principal commitment consists of obligations under the revolving unsecured credit facility maturing on August 28, 2022.

Legal Proceedings

The Corporation was not involved in any legal proceedings, claims, investigations, and government inquiries and investigations for any of the periods presented in the accompanying financial statements.

Non-Income Taxes

The Corporation may be under various non-income tax audits by domestic and foreign tax authorities. These audits primarily revolve around routine inquiries, refund requests, and employee benefits. The Corporation accrues non-income taxes that may result from these audits when they are probable and can be reasonably estimated. Due to the complexity and uncertainty of some of these matters, however, as well as the judicial process in certain jurisdictions, the final outcome of these audits may be materially different from the Corporation's expectations.

Indemnification

In the ordinary course of business, the Corporation may include standard indemnification provisions in its arrangements with its customers, partners, suppliers, and vendors. Pursuant to these provisions, the Corporation may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with its service, breach of representations or covenants, intellectual property infringement or other claims made against such parties. These provisions may limit the time within which an indemnification claim can be made. It is not possible to determine the maximum potential amount under these indemnification obligations due to no history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. The Corporation has never incurred expense defending its licensees against third-party claims, nor has it ever incurred expense under its standard service warranties or arrangements with its customers, partners, suppliers, and vendors. Accordingly, the Corporation had no liabilities recorded for these provisions as of December 31, 2021 and 2020.

Note 15. Related Party Transactions

No related party transactions, other than the revolving credit agreement with certain directors and stockholders disclosed in Note 14, occurred for any of the periods presented in the accompanying financial statements.

Note 16. Employee Benefit Plan

None.

Note 17. Segment Information and Operations by Geographic Area

The Corporation has a single operating segment and reporting unit structure. The Corporation's chief operating decision-maker is the Chief Executive Officer who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

Revenue

See Note 3, Revenue for further details.

Property and Equipment, Net

See Note 7, Property and Equipment, Net for further details.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints, and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. Based on such evaluation, our Chief Executive Officer has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria established in "Internal Control Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Our board of directors has adopted a code of ethics and business conduct that apply to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of ethics and business conduct is posted on our website which is located at https://doofus.xyz. We will post any amendments to our code of ethics and business conduct, or waivers of its requirements, on our website.

Item 11. Executive Compensation

The following table presents executive compensation for periods presented:

	Year Ended December 31,		
	2021	2020	2019
Jacques Fourie — Chief Executive Officer			
Salary	$ 85,257	$ 62,369	$ -
Bonus	7,105	5,197	-
Non-Equity Incentive Plan Compensation	-	-	-
Stock Awards	-	-	-
All Other Compensation	-	-	-
Total Compensation	92,362	67,566	-
Total Executive Compensation	$ 92,362	$ 67,566	$ -

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock as of December 31, 2021 for:

- each of our directors and nominees for directors;
- each of our named executive officers;
- all of our current directors and executive officers as a group; and
- each person or group who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 513,250,000 shares of our common stock outstanding as of December 31, 2021.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Doofus Corporation, Hardturmstrasse 161, 8005 Zurich, Switzerland. The information provided in the table is based on our records and information provided to us, except where otherwise noted.

	Number of Shares	Percentage of Shares Beneficially Owned
Directors:		
Johannes Christoffel Joubert	3,500,000	0.7
Timothy James O'Donnell	3,500,000	0.7
Total Shares of Common Stock Owned by Directors	7,000,000	1.4
Executive Officers:		
Jacques Fourie	500,000,000	97.4
Total Shares of Common Stock Owned by Executive Officers	500,000,000	97.4
Total Shares of Common Stock Owned by Directors and Executive Officers	507,000,000	98.8

Item 13. Certain Relationships and Related Transactions, and Director Independence

Since January 1, 2020, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related person where:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, nominees for director, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Policies and Procedures for Related Person Transactions

Our audit committee has the primary responsibility for reviewing and approving or ratifying related person transactions. We have a formal written policy providing that a related person transaction is any transaction between us and an executive officer, director, nominee for director, beneficial owner of more than 5% of any class of our capital stock, or any member of the immediate family of any of the foregoing persons, in which such party has a direct or indirect material interest and the aggregate amount involved exceeds $120,000. In reviewing any related person transaction, our audit committee is to consider the relevant facts and circumstances available to our audit committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related person's interest in the transaction. Our audit committee has determined that certain transactions will be deemed to be pre-approved by our audit committee, including certain executive officer and director compensation, transactions with another company at which a related person's only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company's shares and the aggregate amount involved does not exceed the greater of $200,000 or 2% of the company's total revenues, transactions where a related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally. If advance approval of a transaction is not feasible, the chairperson of our audit committee may approve the transaction and the transaction may be ratified by our audit committee in accordance with our formal written policy.

Item 14. Principal Accounting Fees and Services

None.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as part of this Annual Report:

1. Financial Statements

Our Financial Statements are listed in the “Index to Financial Statements” under Part II, Item 8 of this Annual Report.

2. Financial Statement Schedules

All financial statement schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is shown in our Financial Statements or Notes thereto.

3. Exhibits

None.

Item 16. Annual Report Summary

None.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Doofus Corporation

Date: May 23, 2022

By: /s/ JACQUES FOURIE
Jacques Fourie
Chief Executive Officer
Principal Executive Officer

CERTIFICATION OF PERIODIC REPORT UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jacques Fourie, certify that:

1. I have reviewed this Annual Report of Doofus Corporation (the “Corporation”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the Corporation and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Corporation is made known to me particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Corporation's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Corporation's internal control over financial reporting that occurred during the Corporation's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting; and;

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the audit committee of the Corporation's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal control over financial reporting.

Date: May 23, 2022

/s/ JACQUES FOURIE
Jacques Fourie
Chief Executive Officer
Principal Executive Officer